

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Phillip Dignan
Chief Financial Officer
Balincan USA, Inc.
555 Middle Creek Parkway, Suite 100
Colorado Springs, Colorado 802921

      Re: Balincan USA, Inc.
           Offering Statement on Form 1-A
           Filed September 23, 2022
           File No. 024-12004

Dear Phillip Dignan:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology

cc: Jeff Turner